News Release Exhibit 99.1

Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501

Air Products Completes Sale of Amines Business to Taminco

LEHIGH VALLEY, Pa. (October 2, 2006) – Air Products (NYSE: APD) today said it has completed the previously announced sale of its Amines business for $211 million to Taminco, one of the world’s largest producers of methylamines and methylamine derivatives.

“We are pleased to complete this sale to Taminco at a price consistent with our expectations. This sale is another example of us moving toward becoming a more focused, less cyclical and higher growth company. We thank all of the employees involved for their hard work in improving the business and completing this sale,” said John Jones, Air Products’ chairman and chief executive officer.

The sale of the amines business, which generated approximately $310 million in revenues in fiscal year 2006, includes production facilities located in Pace, Fla.; St. Gabriel, La.; and Camaçari, Brazil. The approximately 225 employees directly associated with this business will continue with Taminco, which has plans to open an office in the Lehigh Valley area. The amines business produces methylamines and higher amines products used globally in many household, industrial and agricultural products. For more information on Taminco, visit www.Taminco.com.

Air Products (NYSE:APD) serves customers in technology, energy, healthcare and industrial markets worldwide with a unique portfolio of products, services and solutions, providing atmospheric gases, process and specialty gases, performance materials and chemical intermediates. Founded in 1940, Air Products has built leading positions in key growth markets such as semiconductor materials, refinery hydrogen, home healthcare services, natural gas liquefaction, and advanced coatings and adhesives. The company is recognized for its innovative culture, operational excellence and commitment to safety and the environment and is listed in the Dow Jones Sustainability and FTSE4Good Indices. The
company has annual revenues of $8.1 billion, operations in over 30 countries, and over 20,000 employees around the globe. For more information, visit www.airproducts.com.

***NOTE: This release may contain forward-looking statements. Actual results could vary materially, due to changes in current expectations.

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Media Inquiries:

Art George, tel: (610) 481-1340; e-mail: georgeaf@airproducts.com.

Investor Inquiries:

Ken Walck, tel: (610) 481-8315; e-mail: walckkm@airproducts.com.